787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

January 27, 2014

John Ganley

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock Municipal Series Trust
Post-Effective Amendment No. 38 under the Securities Act of 1933 and Amendment No. 39 under the Investment Company Act of 1940 to Registration Statement on Form N-1A
(File No. 33-08058 and File No. 811-04802)

Dear Mr. Ganley:

On behalf of BlackRock Municipal Series Trust (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned by telephone on January 7, 2014 regarding Post-Effective Amendment No. 38 (the “Amendment”) to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), which was filed with the Commission on November 15, 2013, with respect to BlackRock Strategic Municipal Opportunities Fund, a series of the Registrant (the “Fund”).

The Staff’s comments, which are restated below in italicized text, have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Post-Effective Amendment No. 39 to the Registration Statement (the “Amendment”), which is being filed concurrently with this letter, reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Amendment.

January 27, 2014

PROSPECTUS

Fees and Expenses of the Fund

Comment No. 1:    Please confirm that the fee waiver described in footnote 3 to the fee table will remain effective for at least one year after the effective date of the Registration Statement, as required by Instruction 3(e) to Item 3 of Form N-1A, and update footnote 3 to the fee table accordingly.

Response:    The Registrant confirms that the management fee waiver will remain in effect until October 1, 2015, which is more than one year after the effective date of the Registration Statement, and has revised footnote 3 to the fee table as requested.

Comment No. 2:    Please confirm that when the Amendment becomes effective on January 27, 2014, the Registrant will arrange for a series company update on Edgar so that the Fund’s name is updated on Edgar.

Response:    The Registrant confirms that when the Registration Statement becomes effective on January 27, 2014, the name of the Fund will be updated on Edgar.

Comment No. 3:    The Staff notes that the Fund may invest up to 80% of its assets in municipal bonds, which may include private activity bonds. The prospectus states that “Municipal bonds may be…excludable from gross income for Federal income tax purposes.” Please clarify this statement by disclosing, in a parenthetical or otherwise, that income from municipal bonds (i.e., private activity bonds) may be subject to the Alternative Minimum Tax.

Response:    The requested change has been made.

Comment No. 4:    Consider adding disclosure under “Municipal Securities Risks—Private Activity Bonds Risk” that private activity bonds may be subject to the Alternative Minimum Tax.

Response:    The requested changes have been made.

Comment No. 5:    The prospectus states that the Fund will seek to maintain an average portfolio duration of zero to ten years. In the section entitled “Principal Investment Strategies of the Fund”, please add a description about the nature of duration and the potential impact of changes in interest rates on the Fund’s performance. Specifically, assuming the Fund has a duration of 10 years, provide an example of the impact of a one percent rise in interest rates.

Response:    The requested changes have been made.

Comment No. 6:    Under “Interest Rate Risk”, consider adding an example of how the Fund’s portfolio might be affected as a result of a 1% increase in interest rates, assuming a duration of ten years.

Response:    The requested change has been made.

January 27, 2014

Comment No. 7:    Please revise “Interest Rate Risk” to remove the statement that there is a risk that bond prices rise as interest rates fall, since it is not a risk to shareholders of the Fund if the value of their investment increases as a result of falling interest rates and, in the current rate environment, interest rates are only likely to rise.

Response:    The Registrant notes that because the Fund both purchases and sells fixed-income securities, both the rise and fall of interest rates, and the corresponding decrease and increase in the prices of fixed-income securities, are relevant to the interest rate risk factor. Accordingly, the Registrant respectfully declines to make the requested change.

Comment No. 8:    In light of the July 30, 2010 letter from Barry Miller, Associate Director of the Commission’s Office of Legal and Disclosure, to the Investment Company Institute, the Fund should review its derivative disclosure to assess the accuracy and completeness of the disclosure, including whether the disclosure is presented in an understandable manner using plain English, to ensure that the disclosure related to derivatives is tailored specifically to how the Fund expects to be managed and should address those strategies that the Fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance. Additionally, the disclosure concerning the principal risks of the Fund should similarly be tailored to the types of derivatives used by the Fund, the extent of their use, and the purpose for using derivative transactions. Generic disclosure, either brief or overly detailed should be avoided.

Response:    The Registrant has reviewed the disclosure contained in the Fund’s prospectus regarding the Fund’s proposed use of derivative instruments and the related risks and believes that such disclosure is accurate and complete and presented in an understandable manner.

Comment No. 9:    Please explain how the Fund calculates asset coverage for derivatives, including for credit default swaps, if such instruments will be utilized by the Fund. (See generally Release No. IC-10666, April 18, 1979).

Response:    As currently disclosed, the Fund intends to use certain derivative instruments, including credit default swaps, as set forth in the prospectus. The Fund intends to calculate asset coverage for derivatives using either the mark to market value, the notional value or the fair value determined by the Fund’s investment adviser in accordance with procedures approved by the Fund’s Board of Trustees. The Fund will maintain an appropriate amount of asset coverage and acknowledges that the Commission may, in the future, issue additional guidance regarding credit default swaps, and such guidance may impact the asset coverage requirements and could adversely affect the Fund’s use of such instruments and derivatives in general.

Comment No. 10:    Please confirm to us that if the Fund sells credit default swaps or credit default index swaps, it will segregate the full notional value of the swap agreement.

Response:    If the Fund writes (sells) a credit default swap or credit default index swap, then the Fund will, during the term of the swap agreement, cover the full amount owed to the counterparty under the swap agreement upon the occurrence of a credit default event, as defined under the terms of the particular swap agreement.

January 27, 2014

Comment No. 11:    We note that as part of its principal investment strategy, the Fund may leverage its assets through the use of proceeds received through tender option bond (“TOB”) transactions. Please explain to us how the Fund will comply with its asset coverage obligations under Section 18 of the 1940 Act with respect to TOB transactions. Please confirm that the Fund will segregate assets equal to the amount of any obligations (i.e., floating rate securities) of a TOB Trust.

Response:    As noted in the prospectus, in a tender option bond transaction, a third party sponsor establishes a special purpose entity, the tender option bond trust (a “TOB Trust”), into which the Fund transfers municipal bonds or other municipal securities. A TOB Trust typically issues two classes of beneficial interests: short-term floating rate notes (“TOB Trust Certificates”), which are sold to other third party investors, and residual interest municipal tender option bonds (“TOB Residuals”), which are generally issued to the Fund.

If the Fund invests in TOB Residuals, it will earmark or segregate liquid assets in an amount equal to any TOB Trust Certificates, plus any accrued but unpaid interest due on the TOB Trust Certificates, issued by TOB Trusts sponsored on behalf of the Fund that are not owned by the Fund. The Fund will not earmark or segregate assets transferred to a TOB Trust.

Comment No. 12:    How will derivatives be valued for purposes of the Fund’s 80% test (i.e., market value or notional value)?

Response:    For purposes of calculating compliance with its 80% test, the Fund intends to value derivatives using the fair market value, which will either be the mark to market value or the fair value determined by the Fund’s investment adviser in accordance with procedures approved by the Fund’s Board of Trustees.

Comment No. 13:    How will derivatives be valued for purposes of calculating the Fund’s management fee (i.e., market value or notional value)?

Response:    For purposes of calculating the Fund’s average daily net assets, on which BlackRock charges its management fee, the Fund will value derivatives using their fair market value, which will either be the mark to market value or the fair value as determined by the Fund’s investment adviser in accordance with procedures approved by the Fund’s Board of Trustees, and not their notional value.

PART C

Comment No. 14:    Exhibit 9 refers to the opinion of Brown & Wood LLP (“Brown & Wood”), which is the predecessor of Sidley Austin LLP (“Sidley”). Specifically, we note that Brown & Wood merged into Sidley in 2001). Please explain why the Registrant believes it is appropriate to continue to rely on this opinion given that Brown & Wood no longer exists.

Response:    When Brown & Wood merged into Sidley in 2001, Sidley assumed the responsibilities and obligations of Brown & Wood, including responsibility and liability for any opinions issued by Brown & Wood. Accordingly, the Registrant submits that it is appropriate for the Registrant to rely on the opinion referred to in Exhibit 9.

January 27, 2014

GENERAL COMMENTS

Comment No. 15:    Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement.

Response:    In response to your comments, consistent revisions have been made throughout the Registration Statement.

* * * * * * *

January 27, 2014

We believe that the above responses adequately respond to the concerns raised in your comment letter. Please do not hesitate to contact me at (212) 728-8813 or Maria Gattuso at (212) 728-8294 if you have comments or if you require additional information regarding the Trust.

Respectfully submitted,

/s/ Diana N. Huffman

Diana N. Huffman

cc:	Ben Archibald, Esq.
Gregory Daddario, Esq.
Maria Gattuso, Esq.
Anthony Geron, Esq.